Exhibit 99.5

CERTIFICATE PURSUANT TO SECTION 2.20 OF

NATIONAL INSTRUMENT 54-101 -

COMMUNICATION WITH BENEFICIAL OWNERS OF

SECURITIES OF A REPORTING ISSUER (the “Instrument”)

I, Mark Eade, Senior Vice President, General Counsel and Corporate Secretary of Crescent Point Energy Corp. (the “Company”), hereby certify for and on behalf of the Company, and not in my personal capacity and without personal liability, that, in connection with the annual and special meeting of shareholders of the Company to be held on June 14, 2019 (the “Meeting”), the Company:

A.	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements prescribed in sections 2.9 and 2.12 of the Instrument;

B.	has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (A) above; and

C.	is relying upon Section 2.20 of the Instrument to abridge the time periods prescribed in subsection 2.2(1) and 2.5(1) of the Instrument.

DATED as of the 10th day of May, 2019.

CRESCENT POINT ENERGY CORP.

Per:	(Signed) "Mark Eade"
Mark Eade
Senior Vice President, General Counsel
and Corporate Secretary